Form 20-F
period 2014-12-31
WTTJ CORP
filed 2015-07-30
CIK 1498284

UNITED STATES SECURITIESAND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F

(Mark One)

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

❑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

❑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    [x]SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report July 29, 2015

For the transition period from

to

Commission file number: 333-137293

WTTJ CORP.

(Name of small business issuer in its charter)

                                  Michigan

   27-1767418

(State or other jurisdiction                                       (I.R.S. Employer

                     of incorporation or organization)

           Identification No.)

17033 S. Dixie Highway Miami, FL 33157

 (Address of principal executive offices) (Zip Code)

Issuer's telephone number: (786) 361-9751

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, NO PAR VALUE

(Title of class)

Left intentionally blank

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    3,654,000 shares of Common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❑

Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

X  Yes ❑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes ❑ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

❑

Yes X No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ❑

Accelerated filed]

Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X

International Financial Reporting Standards as issued

Other [  ]
by the International Accounting Standards Board ❑

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

❑

Item 17 ❑ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the

Exchange Act).

X Yes     ❑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THEPAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

❑

Yes ❑ No

TABLE OF CONTENTS ITEM

 ITEM 1.* Identity of Directors, Senior Management and Advisors ..........

.................... 5

 ITEM 2.* Offer Statistics and Expected Timetable .................................

.. 5

 ITEM 3. Key Information ....................................................                                                           ......... 5

 ITEM 4. Information on the Company

      8

 ITEM 5. Operating and Financial Review and Prospects

     10

 ITEM 6. Directors, Senior Management and Employees

     11

 ITEM 7. Major Shareholders and Related Party Transactions

     11

Item 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Kris Kottmeier

American First Financial Inc.

216-515 West Pender Street

Vancouver, BC  V6B 6H5

Kris Kottmeier is the sole director and officer of the Company.

Item 2:

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3:

KEY INFORMATION

The following selected financial data for the three years ended December 31, 2014 are derived from our historical  financial statements which have been audited. The data should be read in conjunction with our audited financial statements and related notes included elsewhere in this Annual Report on Form 20-F

	Year ended
	December 31,
	2014	2013	2012
Revenue	$ -	$ -	$ -

Expenses
General and administrative	60,000	390	6,164
Total expense	60,000	390	6,164

Other income (expense)
Abandonment of equipment	-	(1,430)	-
Total other income(expense)	-	(1,430)	-

Net Loss	$ (60,000)	$ (1,820)	$ (6,164)

Basic and diluted earnings per share	$ (0.02)	$ -	$ (0.01)
Weighted average number of shares outstanding	3,654,000	654,000	651,000

B. Capitalization and Indebtedness

 Not Applicable.

 C. Reasons for the Offer and Use of Proceeds

 Not Applicable

 D. Risk Factors

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and these risks could have the effects set forth above.

RISKS THAT MAY AFFECT FUTURE RESULTS

We are a relatively young company with no operating history

Since we are a young company, it is difficult to evaluate our business and prospects. At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment. Our future operating results will depend on many factors, including the ability to generate sustained and increased demand and acceptance of our website, the level of our competition, and our ability to attract and maintain key management and employees. While management believes their estimates of projected occurrences and events are within the timetable of their business plan, there can be no guarantees or assurances that the results anticipated will occur.

We expect to incur net losses in future quarters

If we do not achieve profitability, our business may not grow or operate. We may not achieve sufficient revenues or profitability in any future period. We will need to generate revenues from the sales of advertising on our website, or take steps to reduce operating costs to achieve and maintain profitability. Even if we are able to generate revenues, we may experience price competition that will lower our gross margins and our profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

We will require additional funds to operate in accordance with our business plan

We may not be able to obtain additional funds that we will require. We do not presently have adequate cash from operations or financing activities to meet our short term or long-term needs. If unanticipated expenses, problems, and unforeseen business difficulties occur, which result in material delays, we will not be able to operate within our budget. If we do not achieve our internally projected sales revenues and earnings, we will not be able to operate within our budget. If we do not operate within our budget, we will require additional funds to continue our business. If we are unsuccessful in obtaining those funds, we cannot assure you of our ability to generate positive returns to the Company. Further, we may not be able to obtain the additional funds that we require on terms acceptable to us, if at all. We do not currently have any established third-party bank credit arrangements.  If the additional funds that we may require are not available to us, we may be required to curtail significantly or to eliminate some or all of our development, publishing, or sales and marketing programs.

If we need additional funds, we may seek to obtain them primarily through equity or debt financings. Such additional financing, if available on terms and schedules acceptable to us, if available at all, could result in dilution to our current stockholders and to you. We may also attempt to obtain funds through arrangement with corporate partners or others. Those types of arrangements may require us to relinquish certain rights to our intellectual property.

We are highly dependent on Kris Kottmeier, our President and CEO. The loss of Mr. Klamka, whose knowledge,

leadership, and technical expertise upon which we rely, would harm our ability to execute our business plan.

We are largely dependent on Kris Kottmeier, our President and CEO, for specific proprietary technical knowledge and the Company market knowledge. Our ability to successfully market our website may be at risk from an unanticipated accident, injury, illness, incapacitation, or death of Mr. Kottmeier.  Upon such occurrence, unforeseen expenses, delays, losses and/or difficulties may be encountered. Our success may also depend on our ability to attract and retain other qualified management and sales and marketing personnel. We compete for such persons with other companies and other organizations, some of which have substantially greater capital resources than we do. We cannot give you any assurance that we will be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable us to conduct our business.

If capital is not available to us to expand our business operations, we will not be able to pursue our business plan.

We will require a minimum of $200,000 to complete our website and market it to consumers and potential advertising partners. Cash flows from operations, to the extent available, will be used to fund these expenditures. We intend to seek additional capital from loans from our shareholder and from public and private equity offerings. Our ability to access capital will depend on reaching certain milestones in our business plan such as attracting a sizable number of viewers. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments.

Our business may be sensitive to events affecting the travel industry in general.

Events like the war with Iraq or the terrorist attacks on the U.S. in 2001 or the current global financial crisis have a negative impact on the travel industry. We are not in a position to evaluate the net effect of these circumstances on our business. In the longer term, our business might be negatively affected by financial pressures on the travel industry. However, our business may also benefit if travel companies increase their efforts to promote special offers or other marketing programs. If such events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business.

We may not be able to develop awareness of our brand name.

We believe that creating awareness of the Macau4You brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online advertising opportunities, and we believe it could become more important as competition in our industry increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our business could be materially adversely affected.

We will not be able to attract travel and entertainment companies or Internet users if we do not build out our website and continually enhance and develop the content and features of our website.

We must complete the development of our website and continually improve the responsiveness, functionality and features of our website. We may not succeed in developing features and functions that travel and entertainment companies and Internet users find attractive. This could reduce the number of travel and entertainment companies and Internet users using our website and materially adversely affect our business.

We may not be able to access third party technology upon which we depend.

We use and will continue to require technology and software products from third parties, Our present website is hosted without charge on a server leased by our President, Kris Kottmeier. We do not have any contracts for any hosting services or website development and maintenance which we will need. We have no agreement with Kris Kottmeier for continued hosting of our site.   Technology may not continue to be available to us on commercially reasonable terms, or at all. Our business will suffer if we are unable to access this technology, to gain access to additional products or to build out our existing site.  This could cause delays in our development and introduction of new  features or enhancements of our existing website until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our business could be materially adversely affected.

There is a high degree of risk that our website will not turn out to be commercially viable.

A website such as ours involves a high degree of risk that will not attract a sufficient number of consumers to become commercially viable. The costs building and marketing our website is uncertain.  We cannot insure that we will develop a website that has the features that will be popular with the number of consumers necessary to attract paying advertisers.

Since our director and officer has no previous travel industry experience, investors cannot rely on our officers and directors as being experts in the area of travel which is our business focus.

Our officer and director has no previous experience in the travel industry. All business decisions made by him regarding travel will be in reliance on the advice of others due to this lack of experience. If reliable advice is not available, it is unlikely our business will succeed.

Risks Relating to Our Common Stock

We are controlled by a principal stockholder.

Kris Kottmeier is our largest stockholder, holding beneficially, as of December 31, 2014, approximately eighty two(82%) percent of our outstanding shares. Through his share ownership, he is in a position to control Macau Gaming and to elect our entire board of directors.

We expect to be subject to SEC regulations and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and other trading market rules, are creating uncertainty for public companies.

We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest appropriate resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Item 4: INFORMATION ON THE COMPANY

Business Development

WTTJ Inc. (“The Company”) was incorporated in Michigan on May 16, 2007. The Company’s fiscal year end is December 31.  We were inactive until May 1, 2010 when we began implemented our plan of operations.  The Company has never been in bankruptcy or receivership.

Business

The Company has a plan of operations to engage in the business of the promotion of travel services for Americans to gambling casinos in Macau through a website.

We recently launched our website which is a collection of news feeds related to travel and gaming opportunities in Macau, China.  We expect that we will build out our website to have additional features for our projected audience of travelers.

Our plan of operations is to build our website to be a site on the Internet for Americans interested in traveling to Macau for recreational gaming at the casinos.

Gambling in Macau

Macau, which was a Portuguese colony for approximately 450 years, was transferred from Portuguese to Chinese political control in December 1999. Macau is governed as a special administrative region of China and is located approximately 37 miles southwest of, and less than one hour away via ferry from, Hong Kong.

Macau, which has been a casino destination for more than 40 years, consists principally of a peninsula on mainland China, and two neighboring islands, Taipa and Coloane, connected by bridges. We believe that Macau is located in one of the world’s largest concentrations of potential gaming customers. According to the Macau Government Tourist Office in its report Global Indicators publishing in January 2010, casinos in Macau generated approximately $15 billion in gaming revenue in 2009.

Macau’s gaming market is primarily dependent on tourists. As of December 31, 2009, there were approximately 19,200 hotel rooms and approximately 4,770 table games in Macau according to the January 2010 Global Indicators report.

Prior to 2002, gaming in Macau was permitted as a government-sanctioned monopoly concession awarded to a single concessionaire. However, the government of Macau liberalized the gaming industry in 2002 by granting concessions to operate casinos to three concessionaires who in turn were permitted, subject to the approval of the government of Macau, to each grant one sub-concession to other gaming operators.

Currently, there are 33 operating casinos in Macau.

Growth Strategy

Key elements of our strategy include:

Build Strong Brand Awareness.  We believe that it is essential to establish a strong brand with Internet users and within certain segments of the travel industry. We intent to utilize online marketing to promote our brand to consumers. In addition, we believe that we build brand awareness by offering an outstand website that is promoted by word-of-mouth.

Increase Reach:  In order to attract users to our website, we intend to utilize advertising campaigns to grow our business. We believe that we also can attract more users by offering a quality website that is promoted by word-of-mouth.

Quality User Base:  We believe that, in addition to increasing our reach, we need to develop a quality our user base. We believe that high quality content will attract a quality user base.

Excellent Service:  We believe that it is important to provide our advertising clients with excellent service.

Competition

We face intense competition. We compete for advertising dollars with large Internet portal sites, such as America Online, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. We compete with search engines like Google and Yahoo! Search that offer pay-per-click listings. We compete with travel meta-search engines and online travel deal publishers. We compete with large online travel agencies like Expedia and Priceline that also offer advertising placements. In addition, we compete with newspapers, magazines and other traditional media companies that operate Web sites which provide advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter our market. We believe that the primary competitive factors are price and performance.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

New technologies could increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. Competition could result in reduced margins on our advertising revenue, loss of market share or less use of our website by travel and entertainment companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Employees

We currently have one part time employee, Kris Kottmeier. The company plans on hiring qualified personnel subject to funding and availability with expertise in travel services.

Government Regulation and Legal Uncertainties

There are increasing numbers of laws and regulations pertaining to the Internet, including laws and regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Item 3—Key Information—D. Risk Factors.”

Our audited financial statements included elsewhere in this Annual Report on Form 20-F are prepared in accordance with generally accepted accounting principles as established in the United States.

Results of Operations

For the Years Ended December 31, 2014 and December 31, 2013

There was no revenue for the year ended December 31, 2014 or December 31, 2013 as the Company has had no business activity.

Selling, general and administrative expenses for the year ended December 31, 2014 was $60,000 and $390 for the year ended December 31, 2013.  The $60,000  in 2014 represents consulting services rendered by Kris Kottmeier.

Interest expense and financing costs for the years ended December 31, 2014 and December 31, 2013 were $0.

Item 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Our officers and directors and additional information concerning them are as follows:

Name

Age

Position

Kris Kottmeier

41

Chairman of the Board, CEO, President

Treasurer and Secretary.

EMPLOYMENT AND CONSULTING AGREEMENTS

We have no employment or other written agreement with Kris Kottmeier, our President and Chief Executive Officer. Mr. Kottmeier. The Company believes that Mr. Kottmeier will continue to waive any salary for the foreseeable future, although no assurance thereof can be given.

Mr. Kottmeier is involved in other business ventures, including the ownership and management other private and public businesses.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to the beneficial ownership of WTTJ CORP as of July 24, 2015 by each person who is known by us to beneficially own 5.0% or more of our common shares. As of July 24, 2015, we had 3,654,000 issued common shares. None of our shareholders have different voting rights.

Kris Kottmeier

3,000,000

82.1%

Baron PK LLC(1)

   500,000

13.7%

(1)

Controlled by Peter Klamka

RELATED PARTY TRANSACTIONS

In June 2014, 3,000,000 shares of common stock were issued to Kris Kottmeier who is the sole officer and director.

Item 8:

FINANCIAL INFORMATION

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

There are no legal proceedings against the Company.

Policy on Dividend Distributions

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Significant Changes

Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited financial statements included as part of this Annual Report on Form 20-F.

Item 9:

THE OFFER AND LISTING

To date, the Company has not traded any of its common shares.

PENNY STOCK STATUS

If and when the Company develops a market for its common stock, it will be a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

1.  Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

2.  Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

3.  Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

4.  The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.

Blue Sky Restrictions on Resale

If a selling shareholder wants to sell shares of our common stock under this registration statement in the United States, the selling shareholders will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales.    All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s.

The broker for a selling shareholder will be able to advise a selling shareholder, which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our common stock from a selling shareholder under this registration statement who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

When the registration statement becomes effective, and a selling shareholder indicates in which state(s) he desires to sell his shares, we will be able to identify whether it will need to register or will rely on an exemption therefrom.

Item 10:

ADDITIONAL INFORMATION

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation.

Common Stock

We are authorized to issue 4,000,000 shares of common stock, par value $0.0001, of which 654,000 shares are issued and outstanding as of September 1, 2012. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors.

The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in our Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of our Company.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, par value $0.0001, none of which is issued and outstanding. The each share of our preferred stock carries 20 votes per share. Our board of directors has the right, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, negatively affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Warrants and Options

Currently, there are no warrants, options or other convertible securities outstanding.

INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations This summary of United States federal income and withholding tax consequences applies to a U.S. Holder of common shares. As used herein, the term U.S. Holder means a beneficial owner of common shares that is: (i) an individual citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code, have authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996, which was treated as a U.S. person under the law in effect immediately before that date which made a valid election to continue to be treated as a U.S. person under the Internal Revenue Code. Since the United States federal income and withholding tax treatment of a U.S. Holder may vary depending upon particular situations, certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, U.S. Holders subject to the alternative minimum tax, U.S. Holders who are broker-dealers in securities, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that received common shares as compensation for services, and U.S. Holders that own, directly, indirectly or by attribution, 5.0% or more of the outstanding common shares) may be subject to special rules not discussed below. In addition, this summary is generally limited to U.S. Holders who will hold ADSs or common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and not as part of a “hedging transaction,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Internal Revenue Code and the regulations thereunder. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law on a U.S. Holder in the ADSs or common shares. For purposes of applying United States federal income and withholding tax law, a U.S. Holder of ADSs will be treated as the owner of the underlying common shares represented thereby.

REGISTRATION

154,000 shares of the Company’s issued and outstanding common shares have been registered in connection with an S-1 Registration Statement dated October 24, 2012.

DIVIDEND POLICY

We have not declared or paid dividends on our Common Stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the board of directors.

There are no contractual restrictions on our ability to declare or pay dividends.

Item 11:

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as the Company’s common shares are not trading yet.

ITEM 12: DESCRIPTION OF SECURITIES AND OTHER EQUITY SECURITIES

The description of securities is set out in Item 10 – Additional Information.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

 Our President being the sole member of our management, in his capacity as our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report (December 31, 2014), as is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures.

Based on that evaluation, our President concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were ineffective.

Our management has concluded that the financial statements included in this Form 10-K present fairly, in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our President conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control - Integrated Framework. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2014 due to material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The material weaknesses relate to the lack of segregation of duties in our financial reporting process and our lack of a separately designated audit committee.  To remedy these material weaknesses, we intend to engage an internal accountant to assist with financial reporting as soon as our finances will allow and to add independent directors as necessary.

This annual report does not include an audit or attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to audit or attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Changes in Internal Control over Financial Reporting

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B: CODE OF ETHICS

We have not yet adopted a code of ethics that applies to our principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions, since we have been focusing our efforts on obtaining financing for the company. We expect to adopt a code by the end of the current fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial owners are also required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to us, or written representations that no Form 5 filings were required, we believe that during the fiscal period ended December 31, 2014, there was compliance with all Section

16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the audited fiscal period ended December 31, 2014, our principal accountants have billed approximately $2,500.

AUDIT-RELATED FEES

There were no fees billed for services reasonably related to the performance of the audit or review of our financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

There were no fees billed during this fiscal period for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

There were no fees billed for services by our principal accountant, other than those disclosed above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging our accountants to perform a particular service, our board of directors would obtain an estimate for the service to be performed.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No change

ITEM 16G: Corporate Governance

Not applicable

ITEM 16H: MINING SAFETY DISCLOSURES

Not applicable

ITEM 17:(1) FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18: FINANCIAL STATEMENTS

WTTJ CORP.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

Scrudato & Co., PA

CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WTTJ, Corp.

We have audited the accompanying balance sheet of WTTJ, Corp. (a development stage company) as of December 31, 2014 and 2013  and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended and the period from Inception (May 16, 2007) through December 31, 2014. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WTTJ, Corp. (a development stage company) at December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended and the period from Inception (May 16, 2007) through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Scrudato & Co., PA

Califon, New Jersey
July 24, 2015

7 Valley View Drive Califon, New Jersey 07830

Registered Public Company Accounting Oversight Board Firm

WTTJ CORP
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	December 31,	December 31,
	2014	2013
ASSETS
Current assets
Cash	$ 3	$ 3
Total current assets	3	3

Fixed assets, Net		-

Total assets	$ 3	$ 3

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable	$ -	$ -
Due to shareholder	-	-
Current liabilities	-	-
Total Liabilities	-	-
STOCKHOLDERS' EQUITY
Preferred stock, no par value, authorized
1,000,000, issued 0 at December 31, 2014 and 2013

Common Stock, no par value, authorized
4,000,000, issued and outstanding 3,654,000 and 654,000 at
December 31, 2014 and 2013	74,675	14,675

Additional paid-in capital	10,352	10,352

Accumulated deficit	(85,024)	(25,024)

Total Stockholders' equity	3	3

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3	$ 3

The accompanying notes are an integral part of these financial statements.

WTTJ CORP
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

			From
			Inception
	Year ended		May 16,
	December 31,		2007 to December
	2014	2013	31, 2014
Revenue	$ -	$ -	$ -

Expenses
General and administrative	60,000	390	83,594
Total expense	60,000	390	83,594

Other income (expense)
Abandonment of equipment	-	(1,430)	(1,430)
Total other income(expense)	-	(1,430)	(1,430)

Net Loss	$ (60,000)	$ (1,820)	$ (85,024)

Basic and diluted earnings per share	$ (0)	$ -

Weighted average number of shares outstanding	3,654,000	654,000

The accompanying notes are an integral part of these financial statements.

WTTJ CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

			From
			Inception
	Year ended		May 16,
	December 31,		2007 to December
	2014	2013	31, 2014

Cash flows from operating activities
Net loss	$ (60,000)	$ (1,820)	$ (85,024)
Adjustment to reconcile net loss to net cash from operating activities
Depreciation	-	118	923
Shares issued for consulting to officer	60,000		60,000
Loss on abandonment of equipment	-	1,430	1,430
Changes in operating assets and liabilities
Accounts payable	-	250	6,600
Net cash used in operating activities	-	(22)	(16,071)

Cash flows from investing activities
Purchase of computer equipment	-	-	(2,353)
Net cash used in investing activities			(2,353)

Cash from financing activities
Advances from officers	-	(2,984)	3,752
Issuance of common stock	-	-	14,675
Net cash provided by(used in) financing activities	-	(2,984)	18,427

Increase(decrease) in cash	-	(3,006)	3
Cash beginning of period	3	3,009	-

Cash end of period	$ 3	$ 3	$ 3

The accompanying notes are an integral part of these financial statements.

WTTJ CORP
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
			Additional
	Common Stock		Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance December 31, 2012	654,000	$ 14,675	-	$ (23,204)	$ (8,529)

Reclass shareholder loan	-	-	3,752	-	3,752

Reclass accounts payable assumed by shareholder	-	-	6,600	-	6,600

Net loss	-	-	-	(1,820)	(1,820)

Balance December 31, 2013	654,000	14,675	10,352	(25,024)	3

Stock issued for consulting	3,000,000	60,000			60,000

Net Loss				(60,000)

Balance December 31, 2014	3,654,000	$ 74,675	$ 10,352	$ (85,024)	$ 3

The accompanying notes are an integral part of these financial statements.

WTTJ CORP.

(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2014

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:

WTTJ CORP. (the “Company”) was organized in the State of Michigan on May 16, 2007.  The Company’s primary business activity is to acquire or commence a commercially viable operation

The Company’s fiscal year end is December 31.

Basis of Presentation – Development Stage Company:

The Company has not earned any revenues from limited principal operations.  Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Accounting Standards Codification No. 915 “Development Stage Entities”(“ASC 915”).  Among the disclosures required by ASC 915 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.  The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Use of Estimates:

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of assets and liabilities, and correspondingly revenues and expenses, depends on future events, the preparation of financial statements for any period necessarily involves the use of estimates and assumption an example being assumptions in valuation of stock options. Actual amounts may differ from these estimates. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Net Loss Per Share:

Net loss per share is based on the weighted average number of common shares and common shares equivalents outstanding during the period.

Stock-Based Compensation

The Company accounts for share-based compensation under the fair value recognition provisions such that compensation cost is measured at the grant date based on the value of the award and is expensed ratably over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the percentage of awards which will be forfeited, stock volatility, the expected life of the award, and other inputs. If actual forfeitures differ significantly from the estimates, share-based compensation expense and the Company's results of operations could be materially impacted.

The Company may also issue restricted stock to consultants for various services. Cost for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete.   The Company recognizes these service expenses and a corresponding increase to additional paid-in-capital related to stock issued for services.  When stock is issued as payment for past services provided, accordingly, all shares issued are fully vested, and there is no unrecognized compensation associated with these transactions.  If stock is issued in advance of service performance expense is recognized ratably over the requisite service period.

As of December 31, 2014 there was $0 of unrecognized expense related to non-vested stock-based compensation arrangements granted and no stock based compensation.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period from inception through December 31, 2014, the Company has had limited operations.  As of December 31, 2014, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to commence a commercially viable operation and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Federal Income Taxes:

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 (“SFAS 109”).  “Accounting for Income Taxes”, which requires a change from the deferred method to the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Income tax provision/(benefit)

                  Income tax benefit at federal and state rates                               (38)%

                  Less valuation allowance                                                             38%

                  Income tax benefit recorded                                                           0%

Deferred  income  taxes  reflect  the  net  tax  effects  of  temporary differences  between the carrying amounts of assets and liabilities for financial  statement  purposes  and the  amounts  used for  income  tax purposes.   Significant   components  of  the  Company's  deferred  tax liabilities and assets as of December 31, 2014 are as follows:

  Deferred tax assets:

                   Federal and state net operating loss                   $            85,024

                   Equity instruments issued for compensation                             -

            Total deferred tax assets                                                         85,024

                   Less valuation allowance                                               (85,024)

                                                           $                   0

Under the Internal Revenue Code of 1986, as amended, these losses can be carried forward twenty years.   As of December 31, 2014 the Company has net operating loss carry forwards that start expiring in 2028.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2007 through 2014. The Company state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2007 through 2014.

The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the years ended December 31, 2014 and 2013.

Note 4 – Capital Stock:

On January 26, 2012 the Company amended its articles of incorporation, increasing the authorized shares of common stock, no par, to 4,000,000.  Additionally, the Company authorized 1,000,000 shares of no par preferred stock.  The preferred shares carry voting rights of 20 votes per share.  No preferred shares have been issued, as of December 31, 2014.

Transactions:

The Company issued 500,000 shares of common stock for a cash consideration of $75 in 2007.

During 2011 the Company issued 151,000 shares of common stock for cash totaling $14,300.  The amount recorded in the original December 31, 2011 Form 10-K was 143,000 shares.  During the first quarter of 2012, the typographical error was recognized in the total number of shares reported.  The additional 8,000 shares previously issued were reported in the Financial Statements and corresponding notes from that point forward.  Changes to previously filed numbers are noted as adjusted (Adj.) in prior periods on the face of the current financial statements where applicable.

In May of 2012 the Company issued 3,000 shares of common stock for a cash consideration of $300.

In June 2014, the Company issued 3,000,000 shares of common stock for services rendered for a value of $60,000.

Note 5 – Related Party Transactions

The Company is presently funding its operating expense through the support of the majority shareholder.  These advances, which are non-interest bearing and due on demand, are considered temporary in nature.  The majority shareholder does not have a commitment to fund future operations.

The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities that become available. He may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company has limited need for office space. The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the sole officer and director of the Company to use at no charge.

During June of 2014 the Company issued 3,000,000 shares to an officer and director for consulting services.

The above transactions may not reflect the results had the terms and conditions been incurred with unrelated parties.

Note 6 – Financial Accounting Developments:

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Note 7 - Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued. Based on our evaluation no events have occurred requiring adjustment or disclosure.

ITEM 19: EXHIBITS

3.1

Articles of incorporation dated June 3, 2006(1)

3.2

By-Laws(1)

12.1

Certification

12.2

Certification

(1) Incorporated by reference from the Company’s Form 10SB filed September 2006

SIGNATURE

 The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WTTJ CORP.

Dated: July 29, 2015

s/s Kris Kottmeier

Kris Kottmeier, President

Exhibit 12.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Kris Kottmeier, certify that:

1.	I have reviewed this annual report on Form 20-F of WTTJ Corp;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods present in this report;

4.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the small business issuer and have

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financing reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report)

that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)

 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involved management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: July 29, 2015	By:	/s/ Kris Kottmeier
Kris Kottmeier

Exhibit 12.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Quarterly Report of WTTJ Corp, on Form 20-F for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kris Kottmeier, Chief Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Such Annual Report on Form 20-F for the year ended December 31 2014, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and December 31, 2014 fairly presents, in all material respects, the financial condition and result of operations of WTTJ Corp.

July 29, 2015	By:	/s/ Kris Kottmeier
Kris Kottmeier
Chairman, President and Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)